Filed pursuant to Rule 424(b)(3) Registration Statement File No. 333-125669

PROSPECTUS SUPPLEMENT DATED AUGUST 17, 2005
TO
PROSPECTUS DATED JUNE 27, 2005

INTEGRAL VISION, INC.

This prospectus supplement should be read in conjunction with our prospectus dated June 27, 2005, and in particular the “Risk Factors” beginning on page 6 of the prospectus.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q of Integral Vision, Inc. that was filed with the Securities and Exchange Commission on August 15, 2005.

10-Q 1 k97311e10vq.htm QUARTERLY REPORT FOR PERIOD ENDED JUNE 30, 2005
Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q

Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the Quarterly period ended June 30, 2005.

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to                     .
Commission File Number 0-12728
INTEGRAL VISION, INC.
(Exact name of registrant as specified in its charter)

Michigan	38-2191935
(State or other jurisdiction of	(I.R.S. Employee
incorporation or organization)	Identification Number)

38700 Grand River Avenue,	48335
Farmington Hills, Michigan
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code: (248) 471-2660
Former name, former address and former fiscal year, if changed since last report:
Not Applicable
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.
YES       NO ☐
Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
YES ☐       NO
The number of shares outstanding of the registrant's Common Stock, no par value, stated value $.20 per share, as of July 31, 2005 was 29,459,409.

INTEGRAL VISION, INC.

PART I – FINANCIAL INFORMATION
Item 1. Financial Statements
INTEGRAL VISION, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	June 30,	December 31,
	2005	2004
	(Unaudited)
	(in thousands)
ASSETS

CURRENT ASSETS
Cash	$ 4,136	$ 191
Accounts receivable	110	45
Inventories - Note A	321	401
Other current assets	16	43

TOTAL CURRENT ASSETS	4,583	680

PROPERTY, PLANT AND EQUIPMENT
Leasehold Improvements	43	43
Production and engineering equipment	134	134
Furniture and fixtures	62	62
Vehicles	18	18
Computer equipment	139	135

	396	392
Less accumulated depreciation	(374)	(371)

	22	21

OTHER ASSETS
Capitalized computer software development costs, less accumulated amortization of $880,000 ($817,000 in 2004) - Note A	88	151
Patents, less accumulated amortization of $496,000 ($457,000 in 2004) - Note A	29	20

	117	171

	$ 4,722	$ 872

See notes to consolidated financial statements.

INTEGRAL VISION, INC. AND SUBSIDIARY
Consolidated Balance Sheets – Continued

	June 30,	December 31,
	2005	2004
	(Unaudited)
	(in thousands)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Notes payable - Notes C & F	$ -	$ 1,313
Accounts payable	38	221
Accrued compensation and related costs	284	283
Accrued state income taxes	-	95
Accrued interest - Note C	-	345
Other accrued liabilities	155	227

TOTAL CURRENT LIABILITIES	477	2,484

LONG-TERM DEBT, less current maturities and O.I.D. - Note C	378	2,355

TOTAL LIABILITIES	855	4,839

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, without par value, stated value $.20 per share; 41,000,000 shares authorized; 29,459,409 shares issued and outstanding (14,877,638 in 2004)	5,892	2,976
Additional paid-in capital	39,127	33,018
Accumulated deficit	(41,152)	(39,961)

Total Stockholders’ Equity (Deficit)	3,867	(3,967)

	$ 4,722	$ 872

See notes to consolidated financial statements.

INTEGRAL VISION, INC. AND SUBSIDIARY
Consolidated Statements of Operations

	Three Months Ended June 30,
	2005	2004
	(Unaudited)
	(In thousands, except per share data)
Net revenues	$ 8	$ 77
Costs of sales:
Direct costs of sales	45	86
Depreciation and amortization	35	61

Total costs of sales	80	147

Gross margin (Loss on sales)	(72)	(70)

Other costs and expenses:
Marketing	149	62
General and administrative	298	287
Engineering and development	215	251

Total other costs and expenses	662	600

Operating loss	(734)	(670)
Other income	20	2
Interest expense - Note C	(23)	(108)

Net loss	$ (737)	$ (776)

Basic and diluted loss per share:
Net loss	$ (0.03)	$ (0.06)

Weighted average number of shares of common stock and common stock equivalents, where applicable
	24,075	13,595

See notes to consolidated financial statements.

INTEGRAL VISION, INC. AND SUBSIDIARY
Consolidated Statements of Operations

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(In thousands, except per share data)
Net revenues	$ 531	$ 170
Costs of sales:
Direct costs of sales	268	146
Depreciation and amortization	70	123

Total costs of sales	338	269

Gross margin (Loss on sales)	193	(99)

Other costs and expenses:
Marketing	247	115
General and administrative	600	527
Engineering and development	452	440

Total other costs and expenses	1,299	1,082

Operating loss	(1,106)	(1,181)
Other income	43	33
Interest expense - Note C	(128)	(224)

Net loss	$ (1,191)	$ (1,372)

Basic and diluted loss per share:
Net loss	$ (0.06)	$ (0.11)

Weighted average number of shares of common stock and common stock equivalents, where applicable
	19,502	11,984

See notes to consolidated financial statements.

INTEGRAL VISION, INC. AND SUBSIDIARY
Consolidated Statement of Stockholders’ Equity (Deficit)

	Number of
	Common Shares	Common	Preferred	Additional Paid-	Accumulated
	Outstanding	Stock	Stock	In Capital	Deficit	Total
	(in thousands, except number of common shares outstanding)
Balance at January 1, 2005	14,877,638	$2,976	$-	$33,018	$(39,961)	$(3,967)

Net loss for the period					(1,191)	(1,191)
Warrants exercised	6,195,014	1,239		503		1,742
Class 3 notes converted	1,269,757	254		724		978
Shares issued	117,000	23	7,000	(718)		6,305
Shares converted	7,000,000	1,400	(7,000)	5,600		-

Balance at June 30, 2005	29,459,409	$5,892	$-	$39,127	$(41,152)	$3,867

See notes to consolidated financial statements.

INTEGRAL VISION, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2005	2004
	(Unaudited)
	(in thousands)
Operating Activities
Net loss	$(1,191)	$(1,372)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	15
Amortization	86	158
Changes in operating assets and liabilities:
Accounts receivable	(65)	36
Inventories	80	(716)
Prepaid and other	28	33
Accounts payable and other current liabilities	(181)	139

Net Cash Used In Operating Activities	(1,240)	(1,707)

Investing Activities
Purchase of property and equipment	(5)	(11)
Other	(16)	(2)

Net Cash Used In Investing Activities	(21)	(13)

Financing Activities
Issuance of preferred stock	6,235	-
Proceeds from exercise of warrants	1,865	-
Proceeds from sale of Class 2 Notes	435	575
Repayments of principal and interest on Class 1 Notes	(1,289)	-
Repayments of principal and interest on Class 2 Notes	(1,823)	(60)
Repayments of interest on Class 3 Notes	(106)	-
Repayments on short term notes	(111)	-
Issuance of restricted common stock	-	1,504
Proceeds from sale of Class 3 Notes	-	478
Repayments on long term notes	-	(137)
Proceeds from exercise of stock options	-	23

Net Cash Provided By Financing Activities	5,206	2,383

Increase (Decrease) in Cash	3,945	663
Cash at Beginning of Period	191	42

Cash at End of Period	$ 4,136	$ 705

Supplemental cash flows disclosure:
Interest Paid	$ 457	$ 80

See notes to consolidated financial statements.

INTEGRAL VISION, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
June 30, 2005
(Unaudited)
Note A – Summary of Significant Accounting Policies
Nature of Business
Integral Vision, Inc. (or the “Company”) develops, manufactures, and markets inspection systems to ensure product quality in manufacturing environments primarily for the inspection of flat panel displays at the cell and module levels. The Company’s product offerings include LCI-Professional, SharpEye, ChromaSee, Lifetime Tester and IVSee. The Company’s products are generally sold as capital goods. Depending on the application, machine vision systems have an indefinite life. Machine vision applications are more likely to require replacement due to possible technological obsolescence rather than physical wear.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary: Integral Vision LTD, United Kingdom (dissolved as of February 1, 2005). Upon consolidation, all significant intercompany accounts and transactions are eliminated.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and notes thereto included in Integral Vision’s Annual Report on Form 10-K for the year ended December 31, 2004.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassifications
Certain amounts have been reclassified in prior periods’ presentations to conform to the current year’s presentation.
Accounts Receivable
Trade accounts receivable primarily represent amounts due from equipment manufacturers and end-users in North America, Asia and Europe. The Company maintains an allowance for the inability of our customers to make required payments. These estimates are based on historical data, the length of time the receivables are past due and other known factors.

Inventories
Inventories are stated at the lower of first-in, first-out (“FIFO”) cost or market. Cost is computed using currently adjusted standards, which approximates actual costs on a FIFO basis. The Company assesses the recoverability of all inventory to determine whether adjustments for impairment are required. At June 30, 2005 and December 31, 2004, inventories consisted of the following (net of allowance of $315,000 at June 30, 2005 and $354,000 at December 31, 2004):

	June 30,	December 31,
	2005	2004
	(Unaudited)
	(in thousands)
Raw materials	$228	$149
Work in process	-	183
Finished goods	93	69

	$321	$401

Management periodically performs an analysis of the Company’s inventory to determine if its cost exceeds estimated net realizable value. Over the last several years, given the market conditions and the direction of the Company, management discontinued certain product lines and attempted to liquidate the remaining inventory related to those product lines.
Impairment of Long-lived Assets
The Company reviews its long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.
Capitalized Computer Software Development Costs
Computer software development costs are capitalized after the establishment of technological feasibility of the related technology. These costs are amortized following general release of products based on current and estimated future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product (not to exceed 5 years). Management continually reviews the net realizable value of capitalized software costs. At the time that a determination is made that capitalized software amounts exceed the estimated net realizable value of amounts capitalized, any amounts in excess of the estimated realizable amounts are written off.
Property and Equipment
Property and equipment is stated on the basis of cost. Expenditures for normal repairs and maintenance are charged to operations as incurred.
Depreciation is computed by the straight-line method based on the estimated useful lives of the assets (buildings-40 years, other property and equipment-3 to 10 years).
Patents
Patents are stated at cost less accumulated amortization and are amortized on a straight-line basis over the estimated useful lives of the assets (not to exceed 5 years).

Revenue Recognition
The Company recognizes revenue in accordance with SOP 97-2, Software Revenue Recognition and Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.
The Company accounts for certain product sales of its flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, the Company recognizes revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). The Company recognizes all other product sales with customer acceptance provisions upon final customer acceptance. The Company recognizes revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the life of the contract. Revenue is reported net of sales commissions.
Concentrations of Credit and Other Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. A significant portion of the Company’s customers are located in Asia, primarily Japan, Taiwan, and Korea, and in Europe. Therefore, the Company’s sales to these countries may be adversely affected by the overall health of these economies, including the effects of currency exchange rate fluctuations and political risks. The Company generally does not require collateral for most of its trade accounts receivable. For sales to some of its customers in certain geographic regions, the Company requires letters of credit. Substantially all of the Company’s revenue is invoiced in U.S. dollars. For the six months ended June 30, 2005, sales to two of the Company’s customers represented $516,000 of the Company’s total revenue of $531,000 for the period. The Company believes its credit evaluation and monitoring mitigates its credit risk.
Advertising
Advertising costs are expensed as incurred. Advertising costs were approximately $41,000 for the six months ended June 30, 2005 and $2,000 for the comparable 2004 period.
Income Taxes
The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (“FAS 109”), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for net deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or future deductibility is uncertain. All deferred tax assets are offset by a valuation allowance.
Fair Value Disclosure
The carrying amounts of certain financial instruments such as cash, accounts receivable, accounts payable and long-term debt approximate their fair values. The fair value of the long-term financial instruments is estimated using discounted cash flow analysis and the Company’s current incremental borrowing rates for similar types of arrangements.
Contingencies and Litigation
The Company makes an assessment of the probability of an adverse judgment resulting from current and threatened litigation. The Company accrues the cost of an adverse judgment if, in management’s estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation. The Company has made no such accruals at June 30, 2005.

Stock Options and Warrants
The Company has elected to follow APB No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to adopt only the disclosure provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.”
In May 2004, the Company’s stockholders approved a new stock option plan to authorize shares on which qualified and nonqualified options may be granted for the purchase of up to 1,000,000 shares of common stock of the Company.
The Compensation Committee of the Board of Directors approves option grants. The option price is the market price on the date of the grant, vesting generally occurs after one year and the expiration occurs ten years from the date of the grant. In June 2005, stock options for the purchase of 160,000 common shares were granted with an exercise price of $1.40 per share, which was the market price at the close of trading on the grant date. At June 30, 2005, there were options outstanding to purchase 1.1 million shares of common stock at prices ranging from $.10 to $8.50 per share.
Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of FAS 123. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Six Months Ended	Six Months Ended
	June 30, 2005	June 30, 2004
Dividend yield	0.0%	0.0%
Expected stock price volatility	1.256	1.330
Risk free interest rate	2.0%	2.0%
Expected life of options (years)	7.00	7.00
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table presents net loss and basic and diluted loss per common share, had the Company elected to recognize compensation cost based on the fair value at the grant dates for stock option awards, consistent with the method prescribed by SFAS 123, as amended by SFAS 148:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in thousands, except per share data)
Net loss:
Net loss, as reported	$ (737)	$ (776)	$(1,191)	$(1,372)
Add: Stock-based compensation expense included in the determination of net loss as reported, net of related tax effects	-	-	-	-
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(75)	(49)	(147)	(55)

Pro forma net loss	$ (812)	$ (825)	$(1,338)	$(1,427)

Basic and diluted earnings per share:
Basic and diluted - as reported	$(0.03)	$(0.06)	$ (0.06)	$ (0.11)

Basic and diluted - pro forma	$(0.03)	$(0.06)	$ (0.07)	$ (0.12)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the

Company’s employee stock option plan has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options.
In connection with the private placement of $7.0 million of debentures in 1997, which were retired in 1999, the Company issued warrants for the purchase of 1,400,000 Integral Vision common shares at $6.86 per share through June 30, 2005. Pursuant to the 1997 Note and Warrant Purchase agreement, these warrants have been re-priced based on subsequent warrant issues. At June 30, 2005, the holders of these warrants had the right to purchase up to 5,143,909 shares of the Company’s common stock at $1.86 per share. None of the holders exercised any of these warrants which then expired on that date.
On April 12, 2005, pursuant to a Securities Purchase Agreement, the Company sold 7,000 shares of Series A Convertible Preferred Stock at $1,000 per share, and as additional consideration under the Securities Purchase Agreement, issued Common Stock Warrants for the purchase of up to 3.5 million shares of common stock. Each share of the Series A Convertible Preferred Stock was converted into 1,000 shares of unregistered common stock upon the approval of an increase in the Company’s authorized shares of common stock at a meeting of the stockholders on May 26, 2005. The Common Stock Warrants for the purchase of up to 3.5 million shares of common stock are exercisable at $1.60 per share for a period of five years. The Company used the net proceeds of the Securities Purchase Agreement to reduce certain Company debt, and for working capital. The Company has repaid all of the outstanding principal and interest on the Class 1 and Class 2 Notes. The note holders then exercised their warrants attached to the notes for which the exercise price of the warrant was $1.00 or less. This resulted in the issuance of 6,195,014 shares of restricted common stock. The Class 3 note holders converted their notes for which the conversion price was $1.00 or less, resulting in the issuance of 1,269,757 shares of restricted common stock. The outstanding interest on the Class 3 notes was repaid. Additionally, the Company has repaid other obligations totaling approximately $190,000. As a result of these exercises and conversions, and the additional stock issued to Maxco, Inc. (see Note F), the number of common shares outstanding as of August 5, 2005 was 29,459,409.
The following table outlines the source and (use) of proceeds from the sale (in thousands):

Sale of Series A Convertible Preferred Stock	$7,000
Class 1 and Class 2 warrants exercised	1,865
Class 1 Notes paid (principal and interest)	(1,289)
Class 2 Notes paid (principal and interest)	(1,823)
Class 3 accrued interest paid	(106)
Note and accrued interest due Maxco, Inc.	(111)
Michigan Single Business Tax liability	(78)
Fees to raise capital	(637)
Legal and other fees	(100)

Remaining cash proceeds	$4,721

The Company expects to use a portion of the proceeds to fund its growth plan and to better secure and deliver large orders, as well as offer units for demonstration and marketing purposes with larger Microdisplay and LCD OEMs which will increase expenditures beyond current levels.
Under the related Registration Rights Agreement, the Company was obligated to file a registration statement to register the shares of common stock resulting from the conversion of the Series A Convertible Preferred Stock and exercise of the Common Stock Warrants. Certain holders representing 51% of the common stock of the Company prior to the transaction agreed to vote all their shares of common stock of the Company in favor of approval of an increase in the Company’s authorized shares of common stock such that the Company may reserve and issue the common stock resulting from the conversion of the Series A Convertible Preferred Stock and exercise of the Common Stock Warrants made part of the Securities Purchase Agreement. Some parties to the Voting Agreements also agreed that they will not sell, offer, pledge, contract to sell, grant any option for the sale of, transfer or otherwise dispose of any of the common stock of the Company beneficially owned by, or issuable, to them until the initial Registration Statement filed by the Company was first declared effective by the SEC. The Company filed a Registration Statement that was declared effective by the SEC on June 27, 2005.

A summary of the outstanding warrants, convertible notes and options at June 30, 2005 is as follows:

	Weighted		Weighted
	Average	Number	Average	Number
	Exercise Price	Outstanding	Remaining Life	Exercisable
	(number of shares in thousands)
Warrants	$1.60	3,500	4.79	3,500
Class 3 Notes	1.00	378	2.76	378
1995 Employee Stock Option Plan	1.21	375	5.02	375
1999 Employee Stock Option Plan	0.26	387	6.71	387
2004 Employee Stock Option Plan	1.40	384	9.40	124

	$1.41	5,024	5.15	4,764

The Company is authorized to issue up to 400,000 shares of preferred stock the terms of which are determined by the Board of Directors. The Company sold 7,000 shares of preferred stock in April 2005. These shares were converted into 7,000,000 shares of common stock on May 27, 2005.
Comprehensive Income
The Company displays components of accumulated comprehensive income (loss), if any, in the Consolidated Statement of Stockholders’ Deficit.
Recently Issued Accounting Standards
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements—an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.
When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of the SFAS 154 will have a significant impact on its results of operations.
In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments,” which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. SFAS 123(R) offers alternative methods for determining the fair value. In April 2005, the SEC issued a new rule that allows companies to implement Statement No. 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, the Company will implement SFAS 123(R) in the reporting period starting April 1, 2006. The Company expects that SFAS 123(R) will not have a significant impact on its financial statements. At the present time, management has not yet determined which valuation method it will use.
The FASB has proposed amending SFAS 128, “Earnings per Share,” to make it consistent with International Accounting Standard 33, “Earnings per Share”, and make earnings per share, or EPS, computations comparable on a global basis. Under the proposed amendment, the year-to-date EPS computation would be performed independently from the quarterly computations. Additionally, for all contracts that may be settled in either cash or shares of stock, companies must assume that settlement will occur by the issuance of shares for purposes of computing diluted EPS, even if they intend to settle by paying cash or have a history of cash-only settlements, regardless of who controls the means of settlement. Lastly, under the proposed amendment, shares that will be issued upon conversion of a mandatory convertible security must be included in the weighted-average number of shares outstanding used in computing basic EPS from the date that conversion becomes mandatory, using the if-converted method, regardless of whether the result is anti-dilutive. The proposed amended standard was expected to be issued during the first quarter of 2005. However, the FASB has not yet finalized the revised effective date of the proposed amendment or its transition provisions. Retrospective application in all periods presented would be required, and could require the restatement of previously reported EPS. The Company does not expect the provisions of the amended SFAS 128 will have a significant impact on its results of operations.
In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, “Accounting for Uncertain Tax Positions.” The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” The Exposure Draft requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be de-recognized and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. This Interpretation, once approved, is expected to be effective as of the end of the first fiscal year ending after December 15, 2005. The Company is currently evaluating the impact this proposed Interpretation would have on its results of operations.
Note B – Sale of Welding Controls Division
The Company sold the assets of its Welding Controls division in 1999. The buyer assumed a liability to Square D in the amount of $1.8 million in accordance with the purchase agreement. This liability resulted from the settlement of patent litigation in 1994. The settlement required payments of $300,000 per year for ten years. In the event the acquiring company fails to make the required payments, Integral Vision may be obligated for those amounts due. As of June 30, 2005, no notifications have been made that the Company is obligated for any payments not made and the final payment is due in October 2005.
Note C – Long-Term Debt and Other Financing Arrangements
A summary of the Company’s debt obligations is as follows:

	June 30,	December 31,
	2005	2004
	(in thousands)
Long Term Debt:
Class 3 Notes	$378	$1,355
Face value Class 1 Notes	-	1,140
Less Original Issue Discount	-	(140)

Net Long Term Debt	$378	$2,355

Short Term Debt:
Class 2 Notes	$ -	$1,207
Other Short Term Debt	-	106

Total Short Term Debt	$ -	$1,313

For further discussion regarding the Company’s obligations, see Note A—Summary of Significant Accounting Policies—Stock Options and Warrants.

Note D – Loss per Share
The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(unaudited)
	(in thousands, except per share data)
Numerator for basic and diluted loss per share – loss available to common stockholders
Net loss	$(737)	$(776)	$(1,191)	$(1,372)

*there was no effect of dilutive securities see below

Denominator for basic and diluted loss per share – weighted average shares	24,075	13,595	19,502	11,984

*there was no effect of dilutive securities see below

BASIC AND DILUTED LOSS PER SHARE:	$(0.03)	$(0.06)	$(0.06)	$(0.11)

Warrants and options outstanding were not included in the computation of diluted loss per share because the inclusion of these options would have an antidilutive effect. For additional disclosures regarding stock options and warrants see Note A.
Note E – Sale of Optical Disc Inspection Technology
On September 9, 2002, DaTARIUS Technologies Inc., a subsidiary of global test equipment manufacturer DaTARIUS Technologies GmbH, purchased Integral Vision’s assets related to inspection systems for the optical disc industry, including the names “Automatic Inspection Systems” and “AID.” The sale included Integral Vision’s optical disc scanner products as well as its range of print and identification code products used to inspect the printing stage of disc manufacture. The consideration the Company received for the technology consisted of a non-refundable $100,000 advanced minimum royalty payment in addition to future royalties. The Company received approximately $61,000 in royalties in 2004 and expects to receive additional royalties of approximately $30,000 in 2005. Additionally, the Company received $25,000 from the sale of equipment to DaTARIUS.
Note F – Related Party Transactions
Maxco, Inc. had advanced the Company $138,855 in 2001 to permit the Company to meet its obligations. This loan was evidenced by a written document and provided for interest at the rate of prime plus 0.5%. The Company repaid this obligation to Maxco in April 2005.
Additionally, Maxco provides consulting services to the Company. These services include assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The Company and Maxco have agreed on terms for payment to Maxco for these services. The services for the six months ended March 31, 2005 were satisfied by the issuance of 42,000 shares of unregistered common stock in the Company. The amount charged to operations in the first quarter of 2005 for this compensation amounted to $37,000, which is based on the average closing price of the Company’s common stock over that period. Effective April 1, 2005, the Company began paying Maxco $8,750 per month for each month such services are rendered.
Note G – Income Taxes
The Company establishes valuation allowances in accordance with the provisions of FASB Statement No. 109, “Accounting for Income Taxes.” The Company continually reviews realizability of deferred tax assets and recognizes these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

Note H – Going Concern Matters
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred losses from operations in the current and prior year six month periods of $1.2 million and $1.1 million, respectively. Further, during the years ended December 31, 2004, 2003, and 2002, the Company incurred losses from continuing operations of $2.4 million, $1.9 million, $2.2 million, respectively.
The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. As a result of the sale of preferred stock as indicated in Note A, the Company has sufficient cash to fund operations for approximately 12 months. However, the Company’s continuation as a going concern is dependent upon achieving the necessary sales to attain profitability.
For further discussion regarding the Company’s obligations, see Note A—Summary of Significant Accounting Policies—Stock Options and Warrants.
Note I – Off Balance Sheet Risk
A claim has been made against the Company citing unpaid royalties totaling $107,000. Management is still researching the claim but does not believe that the Company will ultimately be found to be liable to the claimant.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties. Generally, the words “anticipate”, “expect”, “intend”, “believe” and similar expressions identify forward-looking statements. The information included in this Form 10-Q is as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements.
Overview
Integral Vision, Inc. (or the “Company”) develops, manufactures, and markets inspection systems to ensure product quality in manufacturing environments primarily for the inspection of flat panel displays at the cell and module levels. The Company’s product offerings include LCI-Professional, SharpEye, ChromaSee, Lifetime Tester, and IVSee. The Company’s products are generally sold as capital goods. Depending on the application, machine vision systems have an indefinite life. Machine vision applications are more likely to require replacement due to possible technological obsolescence rather than physical wear.
LCI Professional – Integral Vision’s LCI-Professional product is used for inspection of LCD Displays as components or final assemblies. Applications include cell phones, car radios, pagers, electronic organizers and hand-held video games. Integral Vision’s display inspection systems are designed to detect two classes of defects: cosmetic and functional. Cosmetic defects do not affect the functionality of the display, but they cause user annoyance and reduce product value. Functional defects are flaws that cause the device to be inoperable or have a significant effect on functionality.
SharpEye – Integral Vision’s SharpEye product provides small Flat Panel Display (FPD) inspection for reflective, emissive and transmissive display technologies. SharpEye is designed for the detection of functional and cosmetic defects in LCOS, OLED, Poly OLED, DMD, EL, HTPS, LTPS, LCD and other emerging display technologies. These technologies are applied to consumer products such as camcorders, rear projection computer monitors, digital still cameras, HDTV, projectors, video headsets and video telephones. The core technology of SharpEye inspection algorithms is the ability to quantize data to the level of a single display pixel. SharpEye can be configured for production inspection or for display evaluation in a laboratory based on the equipment configuration selected.
ChromaSee – Integral Vision’s ChromaSee product, which was introduced in 2003, provides luminance, color matching and defect inspections for FPD displays. Defect detection includes functional (e.g. failed pixels, icons) and cosmetic (e.g. scratches) defects. ChromaSee integrates with production equipment to allow inline or offline testing. A configuration interface (Task Sequencer) uses a familiar “Tree View” representation of the inspection sequence flow. For deployment into production, the operator’s interface provides essential views of results, images and statistics for production floor personnel.
Lifetime Tester – Integral Vision’s Lifetime Tester product, which was introduced in 2003, evaluates changes in display luminance, color and other performance characteristics over time. The Lifetime Tester facilitates the process of comparing different display manufacturing processes and formulas by evaluating large numbers of samples side by side to determine their life characteristics. This allows design and process engineers to efficiently evaluate the effectiveness of proposed design and process changes off line prior to implementation.
IVSee – Integral Vision’s IVSee, introduced in 2005, provides FPD inspection for applications which still require manual handling. IVSee is designed for the detection of functional and cosmetic defects in LCOS, OLED, DMD, EL, HTPS, LTPS, LCD and other emerging display technologies. IVSee is configured to be integrated into existing manual inspection stations allowing them to receive the benefits of computer aided optical inspection without the need to modify the manufacturing process to automate handling of the display. The operator’s interface provides essential views of results, images, and statistics for production floor personnel.
Results of Operations
Three Months Ended June 30, 2005 Compared with Three Months Ended June 30, 2004
Net revenues decreased $69,000 (89.6%) to $8,000 in the second quarter of 2005 from $77,000 in the second quarter of 2004. The decrease in net revenue was primarily attributable to $72,000 of revenue from sales of the Company’s Microdisplay applications in the second quarter of 2004; there were no such sales from that product line in the comparable 2005 period.
Costs of sales decreased $67,000 (45.6%) to $80,000 (1000.0% of sales) in the second quarter of 2005 compared to $147,000 (190.9% of sales) in the second quarter of 2004. This was primarily attributable to decreased material purchases due to lower sales.
Marketing costs increased $87,000 (140.3%) to $149,000 in the second quarter of 2005 compared to $62,000 in the second quarter of 2004. This was primarily due to increased staffing and marketing activity.
General and administrative costs increased $11,000 (3.8%) to $298,000 in the second quarter of 2005 compared to $287,000 in the second quarter of 2004. Consulting fees increased $26,000 primarily as a result of payments made to Maxco, Inc. for providing consulting services to the Company. The remainder of the increase in the second quarter of 2005 compared to the second quarter of 2004 was mainly attributable to an increase in employee related costs. Legal expenses decreased $45,000 from the prior year.
Engineering and development expenditures decreased $36,000 (14.3%) to $215,000 in the second quarter of 2005 compared to $251,000 in the second quarter of 2004. This is mainly due to increased engineering work done in the second quarter of 2004 in anticipation of increased sales in the third quarter of 2004.
Other income in the second quarter of 2005 includes $20,000 of interest income.
Interest expense decreased $85,000 to $23,000 in the second quarter of 2005 compared to $108,000 in the second quarter of 2004. The decrease is attributable to the repayment of Class 1, Class 2, and Class 3 Notes and other debt in the second quarter of 2005.
Six Months Ended June 30, 2005 Compared with Six Months Ended June 30, 2004
Net revenues increased $361,000 (212.4%) to $531,000 in 2005 from $170,000 in 2004. The increase in net revenue was primarily attributable to $516,000 of revenue from sales of the Company’s flat panel display inspection products in 2005; there were only $82,000 in sales from that product line in 2004. Conversely, the first quarter of 2004 included $72,000 of revenue from packaging applications; there were no such sales in 2005.
Costs of sales increased $69,000 (25.7%) to $338,000 (63.7% of sales) in 2005 compared to $269,000 (158.2% of sales) in 2004. This was primarily due to an increase of $154,000 in costs as a result of the higher sales of flat panel display inspection products in 2005. Conversely, 2004 included $87,000 in costs related to packaging applications while there were no such costs in 2005.
Marketing costs increased $132,000 (114.8%) to $247,000 in 2005 compared to $115,000 in 2004. This was primarily due to increased staffing and marketing activity.
General and administrative costs increased $73,000 (13.9%) to $675,000 in 2005 compared to $527,000 in 2004. Consulting fees increased $63,000 primarily as a result of payments made to Maxco, Inc. for providing consulting services to the Company. The remainder of the increase in 2005 compared to 2004 was mainly attributable to an increase in employee related costs. Legal expenses decreased $61,000 from the prior year.
Engineering and development expenditures increased $12,000 (2.7%) to $452,000 in 2005 compared to $440,000 in 2004. This is primarily due to increases in employee related costs.
Other income in 2005 includes $20,000 of interest income and $16,000 of royalty income received in connection with the 2002 sale by the Company of its optical disc inspection technology. Other income in 2004 includes $29,000 of royalty income.
Interest expense decreased $96,000 to $128,000 in 2005 compared to $224,000 in 2004. The decrease is attributable to the repayment of Class 1, Class 2, and Class 3 Notes and other debt in the second quarter of 2005.
Liquidity and Capital Resources
Operating activities for the six months ended June 30, 2005 used cash of approximately $1.2 million primarily due to the Company’s loss from operations. Decreases in inventory and other assets generated cash of $108,000 while an increase in accounts receivable and a decrease in accounts payable and other current liabilities used $246,000.
The Company investing activities included primarily the purchase of approximately $5,000 of equipment in 2005 and $17,000 for patents.
The Company’s financing activities included net proceeds of $6.2 million from the issuance of preferred stock. Additionally, $1.9 million was received as a result of Class 1 and Class 2 warrants that were exercised. The Company received $978,000 from the conversion of Class 3 Notes. The Company received $435,000 from the sale of Class 2 Notes. The Company made payments of approximately $1.3 million, $1.8 million, and $1.1 million on its Class 1, Class 2, and Class 3 Notes. The Company made payments of approximately $111,000 on other long term notes.
As a result of the sale of preferred stock as indicated in Note A, the Company has sufficient cash to fund operations for approximately 12 months. However, the Company’s continuation as a going concern is dependent upon achieving the necessary sales to attain profitability.
For further discussion regarding the Company’s obligations, see Note A—Summary of Significant Accounting Policies—Stock Options and Warrants.

Management’s Discussion of Critical Accounting Policies
The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting policies discussed below are considered by management to be the most important to an understanding of our financial statements, because their application places the most significant demands on management’s judgment and estimates about the effect of matters that are inherently uncertain. Our assumptions and estimates were based on the facts and circumstances known at June 30, 2005, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. These policies are also described in Note A of the Notes to Consolidated Financial Statements included in this Quarterly Form 10-Q.
Revenue Recognition
The Company recognizes revenue in accordance with SOP 97-2, Software Revenue Recognition and Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.
The Company accounts for certain product sales of its flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, the Company recognizes revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). The Company recognizes all other product sales with customer acceptance provisions upon final customer acceptance. The Company recognizes revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the life of the contract. Revenue is reported net of sales commissions.
Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We record reserves for obsolete and slow-moving parts ranging from 0% for active parts with sufficient forecasted demand up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.
Impairment of Long-lived Assets
The Company reviews its long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.
Contingencies and Litigation
The Company makes an assessment of the probability of an adverse judgment resulting from current and threatened litigation. The Company accrues the cost of an adverse judgment if, in management’s estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation. The Company has made no such accruals at June 30, 2005.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to market risk stemming from changes in foreign exchange rates, interest rates and prices of inventory purchased for assembly into finished products. Changes in these factors could cause fluctuations in earnings and cash flows. In the normal course of business, exposure to interest rates is managed by fixing the interest rates on the Company’s long-term debt whenever possible. The Company does not generally enter into long-term purchase contracts but instead purchases inventory to fill specific sales contracts thereby minimizing risks with respect to inventory price fluctuations.
While sales are generally denominated in US dollars, from time to time the Company may denominate sales in the following additional currencies:
❖	US Dollars
❖	Pound Sterling
❖	Euros
❖	Yen
In management’s opinion, as the currencies of Western Europe and the UK are generally stable, there is no significant exposure to losses due to currency fluctuations. However, because the Yen has not been stable over the past several years, the Company does enter into forward sales contracts equal to the future amount of Yen to be received at the time the order is accepted. These hedging transactions are on an order by order basis and at no time are they speculative in nature. At June 30, 2005, the Company had no open positions and had no sales denominated in a foreign currency.
Item 4. Controls and Procedures
Controls and Procedures
a)	Evaluation of disclosure controls and procedures

Our chief executive officer and chief financial officer have each reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days before the filing date of this report. Based on that evaluation, our chief executive officer and chief financial officer have each concluded that our current disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the SEC’s rules and regulations.

b)	Changes in internal controls

There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weakness, and therefore no corrective actions were taken.

PART II – OTHER INFORMATION
Item 1. Legal Proceedings
None
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
For a discussion regarding the Company’s notes and warrants, see Note A—Summary of Significant Accounting Policies—Stock Options and Warrants.
Over a period from March 29, 2001 through March 31, 2005, we sold our Class 1 Notes, Class 2 Notes and Class 3 Convertible Notes to a limited number of investors in private transactions. The Class 1 and Class 2 Note purchasers also obtained warrants to purchase our common stock at prices that were based on the market price of our common stock at the time the Class 1 and Class 2 Notes were purchased. The Class 3 Convertible Notes are convertible into our common stock at a price based on the market price of our common stock at the time the Class 3 Notes were purchased. As of the date of this 10-Q, all of the Class 1 Note warrants and some of the Class 2 Note warrants have been exercised and some of the Class 3 Notes have been converted into common stock. We agreed to register, if the shareholders so request, up to 100% of the common stock issued upon the exercise of the Class 1 and 2 Note warrants and conversion of convertible notes for resale by selling shareholders. As of the date of this prospectus, 11,425,508 shares of common stock have been issued against these securities and are eligible for registration. In addition, we agreed to register up to 100% of the common stock issuable upon the exercise of remaining outstanding Class 2 Note warrants and conversion of outstanding Class 3 Convertible Notes, if the holders of securities request to be included in the registration. As of the date of this 10-Q, the outstanding Class 2 Note warrants are exercisable into 321,040 shares at an exercise price equal to $1.00 per share, and outstanding convertible notes are convertible into 378,000 shares at a conversion price equal to $1.00 per share. The registration of this stock and the stock if the notes are converted was declared effective by the SEC on June 27, 2005.
In June 2004, we sold $1,504,260 in aggregate principal amount of our shares to a limited number of investors in private transactions. At the request of the shareholders, we agreed to register up to 100% of the June 2004 shares for resale by the selling shareholders. As of the date of this prospectus, there are 1,223,000 common shares representing all of the shares issued in June 2004. The registration of this stock was declared effective by the SEC on June 27, 2005.
On April 12, 2005, we sold $7,000,000 in aggregate principal amount of our convertible preferred stock with stated value of $1,000 per share, and warrants to purchase up to 3,500,000 shares of our common stock in a private placement. Each warrant is exercisable at an exercise price equal to $1.60 per share and expires on April 12, 2010. On May 27, 2005, the preferred shares automatically converted into 7,000,000 shares of common stock upon shareholder approval to increase our authorized common stock and upon filing of the Certificate of Amendment of our Articles of Incorporation relating to same. We agreed to register an aggregate 10,500,000 shares of our common stock underlying the converted preferred stock and related warrants, for resale by the selling shareholders and such registration was declared effective by the SEC on June 27, 2005. Until each holder owns less than 20% of the conversion shares, we must obtain the consent of holders of majority interests in the conversion shares before taking various actions, including reverse or forward stock splits and reclassification of our common stock. Until October 12, 2005, the holders of the conversion shares have a right to participate in our subsequent financings. So long as any purchaser of preferred shares owns any of our securities, the company may not engage in any financing involving a variable rate or most favored nation transactions. Until June 28, 2006 the holders of the conversion shares are entitled to an anti-dilution protection that reduces the conversion price to the lowest price at which such securities are offered to another purchaser. During that period, in the event of a sale of our common stock or common stock equivalents at a price lower than the conversion price, the conversion price shall be reduced to the subsequent sale price and holders of the conversion shares are entitled to receive additional common stock reflecting the reduction in price.
We issued 42,000 shares of our unregistered common stock to Maxco, Inc. in consideration for consulting services provided to us by Maxco for six months ended March 31, 2005. Maxco’s services included assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The amount charged to operations for this compensation amounted to $70,000, which is based on the average closing price of our common stock over that period. We agreed to register 100% of such common stock and such registration was declared effective by the SEC on June 27, 2005.
We issued 75,000 shares of our unregistered common stock to Stonegate Securities, Inc. as a finder’s fee in consideration for services provided to us by Stonegate Securities in connection with the 2005 placement of the Series A convertible preferred shares. The compensation for the services included a cash payment of $75,000 and issuance of 75,000 shares of our common stock. We agreed to register 100% of such common stock and such registration was declared effective by the SEC on June 27, 2005.
The issuance of these securities was exempt from registration under Rule 506 of Regulation D and under Section 4(2) of the Securities Act, as a sale not involving a public offering. To the best of the Company’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act of 1933 or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.
Item 3. Defaults Upon Senior Securities
None
Item 4. Submission of Matters to a Vote of Security Holders
The annual meeting of shareholders was held on May 26, 2005. The matters voted upon were the election of directors, an amendment to the articles of incorporation, and other business, which may come before the meeting (of which there was none). The results of votes were as follows:
1)	Election of directors:

	For	Withheld
Max A. Coon	18,027,881	95,879
Charles J. Drake	18,034,360	89,400
Samuel O. Mallory	18,045,230	78,530
Vincent Shunsky	18,040,860	82,900
William B. Wallace	18,047,030	76,730
2)	Amendment to Articles of Incorporation
The Company is authorized to amend its articles of incorporation to increase the number of shares of common stock that it is authorized to issue from 31,000,000 to 41,000,000.

For	Against	Abstain
17,979,982	133,118	10,660
Item 5. Other Information
None

Item 6. Exhibits

Exhibit
Number	Description of Document
3.1	Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant’s Form 10-K for the year ended December 31, 1995, SEC file 0-12728, and incorporated herein by reference).

3.2	Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the registrant’s Form 10-K for the year ended December 31, 1994, SEC file 0-12728, and incorporated herein by reference).

4.1	Note and Warrant Purchase Agreement (filed as Exhibit 4.1 to the registrant’s Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).

4.3	Form of Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.3 to registrant’s Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).

4.4	Note and Warrant Purchase Agreement dated March 29, 2001 including Form of Integral Vision, Inc. 15% Senior Subordinated Secured Note and Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.4 to registrant’s Form 10-K for the year ended December 31, 2000, SEC file 0-12728, and incorporated herein by reference).

4.5	Form of amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. 10% Secured Note and Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.5 to registrant’s Form 10-Q for the quarter ended June 30, 2001, SEC file 0-12728, and incorporated herein by reference).

4.6	Form of Second Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 2 Note and Integral Vision, Inc. Class 2 Common Stock Purchase Warrant Certificate (filed as Exhibit 4.6 to registrant’s Form 10-Q for the quarter ended March 31, 2002, SEC file 0-12728, and incorporated herein by reference).

4.7	Consent to Modifications dated March 17, 2003 modifying the terms of the Second Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.7 to registrant’s Form 10-K for the year ended December 31, 2002, SEC file 0-12728, and incorporated herein by reference).

4.8	Form of Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 3 Note (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

10.1	Incentive Stock Option Plan of the Registrant as amended (filed as Exhibit 10.4 to the registrant’s Form S-1 Registration Statement effective July 2, 1985, SEC File 2-98085, and incorporated herein by reference).

10.2	Second Incentive Stock Option Plan (filed as Exhibit 10.2 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.3	Non-qualified Stock Option Plan (filed as Exhibit 10.3 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.4	Amendment to Integral Vision, Inc. Incentive Stock Option Plan dated May 10, 1993 (filed as Exhibit 10.3 to the registrant’s Form 10-K for the year ended December 31, 1993, SEC File 0-12728, and incorporated herein by reference).

10.5	Integral Vision, Inc. Employee Stock Option Plan (filed as Exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended September 30, 1995, SEC file 0-12728, and incorporated herein by reference).

Exhibit
Number	Description of Document
10.6	Form of Confidentiality and Non-Compete Agreement Between the Registrant and its Employees (filed as Exhibit 10.4 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.7	Integral Vision, Inc. 1999 Employee Stock Option Plan (filed as Exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended June 30, 1999, and incorporated herein by reference).

10.8*	Patent License Agreement dated October 4, 1995 by and between Integral Vision, Inc. and Square D Company (filed as Exhibit 10.24 to the registrant’s Form 10-Q for the quarter ended September 30, 1995, SEC File 0-12728, and incorporated herein by reference).

10.9	Asset Sale Purchase Agreement between the registrant and n.v. DIMACO, s.a. (filed as exhibit 10.12 to the registrant’s Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

10.10	Asset Sale Purchase Agreement between the registrant and DaTARIUS Technologies, Inc. (filed as exhibit 10.13 to the registrant’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).

10.11	Integral Vision, Inc. 2004 Employee Stock Option Plan (filed as exhibit 10.11 to the registrant’s Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

16	Letter regarding change in certifying accountant (filed as exhibit 16 to the registrant’s Form 10-K for the year ended December 31, 2002, SEC file 0-12728, and incorporated herein by reference).

31.1	Certification of Chief Executive Officer of Periodic Report pursuant to Rule 13a-15(e) or Rule 15d-15(e).

31.2	Certification of Chief Financial Officer of Periodic Report pursuant to Rule 13a-15(e) or Rule 15d-15(e).

32.1	Certification by Chief Executive Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350.

32.2	Certification by Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350.

*	The Company has been granted confidential treatment with respect to certain portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEGRAL VISION, INC.
Date: August 15, 2005	/S/ CHARLES J. DRAKE
Charles J. Drake
Chairman of the Board and Chief Executive Officer

Date: August 15, 2005	/S/ MARK R. DOEDE
Mark R. Doede
President, Chief Operating Officer, and Chief Financial Officer

EXHIBIT 31.1
CERTIFICATION
I, Charles J. Drake, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Integral Vision, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: August 15, 2005

/S/ Charles J. Drake
Charles J. Drake
Chairman of the Board and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION
I, Mark R. Doede, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Integral Vision, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: August 15, 2005

/S/ Mark R. Doede
Mark R. Doede
President, Chief Operating Officer, and Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION
     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted), the undersigned, Charles J. Drake, Chairman of the Board and Chief Executive Officer of Integral Vision, Inc. (the “Company”), hereby certifies that, to the best of his knowledge:
1. The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 (the “Periodic Report”), to which this Certification is attached as Exhibit 32.1 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Periodic Report and results of operations of the Company for the period covered by the Periodic Report.
DATED: August 15, 2005

/S/ Charles J. Drake
Charles J. Drake
Chairman of the Board and Chief Executive Officer

EXHIBIT 32.2
CERTIFICATION
     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted), the undersigned, Mark R. Doede, President, Chief Operating Officer and Chief Financial Officer of Integral Vision, Inc. (the “Company”), hereby certifies that, to the best of his knowledge:
1. The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 (the “Periodic Report”), to which this Certification is attached as Exhibit 32.2 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Periodic Report and results of operations of the Company for the period covered by the Periodic Report.
DATED: August 15, 2005

/S/ Mark R. Doede
Mark R. Doede
President, Chief Operating Officer, and Chief Financial Officer